February 11, 2013

Mr. Andrew D. Mew	VIA EDGAR
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Mew:

      Krispy Kreme Doughnuts, Inc. (the “Company”) has received your letter dated January 30, 2013 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s annual report on Form 10-K for the fiscal year ended January 29, 2012 (the “2012 Form 10-K”).

      The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2012 Form 10-K and in its other filings under the Securities Exchange Act of 1934, as amended. The Company acknowledges that comments of the Staff regarding the 2012 Form 10-K, or changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to such filings. The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

Annual Report on Form 10-K for the Fiscal Year Ended January 29, 2012

      Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 35

1.	We note your presentation of system wide sales, a Non-GAAP measure and disclosure of your belief that they are useful in assessing the overall performance of the Krispy Kreme brand and, ultimately, the performance of the Company. In that regard, please explain to us and disclose in detail how your presentation and disclosure of system wide sales are helpful and meaningful to investors in assessing your performance. For example, your disclosure should provide insights into how the royalty and franchise revenues are calculated based on franchisees’ sales and how their increase or decrease affects your KK Supply Chain revenues in any manner. In addition, please clearly indicate that you did not include the franchisees’ revenues in your consolidated financial statements.

Response

     Substantially all of the Company’s revenues, including sales to consumers and retailers, sales of doughnut mixes, other ingredients and equipment to franchisees, and royalties from franchisees, ultimately are driven by consumer purchases of its products from Company and franchise shops and, to a much lesser extent, from third-party retailers. Accordingly, the Company believes that a measure of the amount of such consumer purchases, whether from the Company or franchisees, is a useful measure of consumers’ demand for the Company’s products and, ultimately, the strength of the Company’s brand.

     In future filings, the Company will modify its disclosure to more clearly reflect that royalty revenues and substantially all of the KK Supply Chain segment’s external revenues are directly dependent upon purchases of Krispy Kreme products by customers of our franchisees, and that such franchisees’ sales are not included in the Company’s consolidated financial statements. The Company anticipates that such revised disclosure will be substantially similar to the following (blacklined to the disclosure in the 2012 Form 10-K):

     Systemwide sales, a non-GAAP financial measure, include sales by both Company and franchise Krispy Kreme stores. The Company believes systemwide sales data are useful in assessing consumer demand for the Company’s products, the overall ~~performance~~ success of the Krispy Kreme brand and, ultimately, the performance of the Company. All of the Company’s royalty revenues are computed as percentages of sales made by the Company’s domestic and international franchisees, and substantially all of KK Supply Chain’s external sales of doughnut mixes and other ingredients ultimately are determined by demand for the Company’s products at franchise stores. Accordingly, sales by the Company’s franchisees have a direct effect on the Company’s royalty and KK Supply Chain revenues, and therefore on the Company’s profitability.

     The Company’s consolidated financial statements appearing elsewhere herein include sales by Company stores, sales to franchisees by the KK Supply Chain business segment, and royalties and fees received from franchise stores based on their sales, but exclude sales by franchise stores to their customers.

Change in Same Store Sales, page 39

2.	Please explain to us and disclose in more detail what new products you have been introducing. Discuss the products involved, the underlying drivers associated with the new product mix, and how quantitatively the new products affected comparative revenues and earnings trends.

Response

     The new products introduced by the Company for on-premises sale in recent years have consisted principally of limited-time offerings of doughnuts, including seasonal doughnuts that come in a variety of non-traditional shapes, including hearts, pumpkins, footballs, eggs and snowmen, and which often feature complementary icings and fillings. We also offer other doughnut varieties on a limited time basis. No individual new product or class of products (e.g., non-traditional shapes) has contributed materially to an increase in revenues or same store sales, although management believes that, collectively, the introduction of new doughnut varieties and limited time offers generate consumer interest and excitement for our customers and team members. This is an important element in keeping the Krispy Kreme brand vibrant in the minds of consumers, which management believes is important in maintaining and improving sales over the long run. In future filings, the Company will endeavor to more closely link the product disclosure under “Item 1 – Business – Company Store Business Segment – Products – Doughnuts and Related Products” (page 10) to its discussion of the effect of product introductions on its financial results, including quantitative disclosure where appropriate.

General and Administrative Expenses, page 44

3.	Please explain to us why [you] reversed the $840,000 pledge accrual to certain nonprofit organizations in the fourth quarter of fiscal 2012 when the pledges related to fiscal years 2001 to 2004. Further, you disclose this reversal offset the effect of certain out-of-period charges related to share-based compensation. Explain to us the nature of these out-of-period charges.

Response

     In fiscal 2001 through 2004, the Company made a number of multi-year pledges to various nonprofit organizations, all of which were recorded as liabilities in the year the pledges were made. The Company suspended payments on substantially all such pledges in fiscal 2005 in light of the financial stresses on the Company then existing. The Company settled a number of these pledges in fiscal 2008 at amounts substantially less than their original amounts (and disclosed the reversal of unpaid amounts in its filings at the time). Thereafter, the Company continued to assess whether the remaining pledges ultimately would be paid, and therefore continued to maintain the remaining accrual pending a conclusion on that matter. In the fourth quarter of fiscal 2012, the Company decided that the remaining pledges would not be honored under any circumstances, and accordingly reversed the remaining accrual for such amounts, and disclosed in MD&A the effect of this unusual item on its results of operations.

     Also in the fourth quarter of fiscal 2012, the Company discovered errors its share-based compensation accruals, including errors in the attribution of the cost of share-based compensation to the requisite service periods of certain employees. The vesting period of awards made under the Company’s 2000 Stock Incentive Plan (the “Plan”) generally is four years. However, grants made pursuant to the Plan also generally provide that the awards vest if the employee retires. Since its adoption of FAS 123R, the Company has determined that the requisite service period for awards does not extend beyond the date on which an employee becomes eligible to retire, which causes the requisite service period to be the shorter of four years or the period from the grant date to the date on which each employee becomes retirement eligible. This conclusion has resulted in an acceleration of the recognition of the cost of awards to persons becoming retirement eligible within four years of the grant date. In the fourth quarter of fiscal 2012, the Company discovered that share-based compensation expense was cumulatively understated through the third quarter of fiscal 2012 by approximately $600,000, much of which was related to retirement-eligible employees due to an error in the acceleration calculation. Because the errors were immaterial both in the periods in which they arose and in which they were corrected, the correction was recorded as an out-of-period adjustment in the fourth quarter when the error was discovered. While the amount of the error correction was immaterial, the Company nevertheless made disclosure of the adjustment in MD&A, particularly in light of the unusual contribution-related credit discussed in the preceding paragraph which the Company also elected to disclose.

Liquidity and Capital Resources, page 55

4.	Please provide a more robust comparative discussion of each section of your cash flows (i.e., operating, financing, and investing) between all comparable periods presented in the statements of cash flows. For example, we note the limited discussion of operating cash flows in fiscal 2012 and between fiscal years 2011 and 2010. Refer to instruction 1 to Item 303(A) of Regulation S-K. Your discussion should be accompanied by an analysis at the appropriate level of detail. Please note that your analysis should focus on factors that directly affect cash, and not merely refer to operating income, items reported in the statement of cash flows or changes in line items presented in your balance sheet (e.g., working capital items).

Response

     In future filings, the Company will provide more detailed disclosure under this heading of the reasons for variations in the various elements of operating, investing and financing cash flows as well as the quantitative changes in those elements (for example, please see the Company’s response to Comment 5 and the proposed additional disclosure in future filings). There were no significant items, transactions or events contributing to the improvement in cash flows from operating activities in fiscal 2012 compared to fiscal 2011 other than the improvement in operating income and the reduction in interest expense resulting from the January 2011 refinancing. With regard to the comparison of cash provided by operating activities in fiscal 2011 compared to fiscal 2010, this information was appropriately disclosed in the fiscal 2011 Form 10-K, but such disclosure inadvertently was not carried forward in its entirety to the 2012 Form 10-K. The Company will ensure that relevant prior year disclosures are carried forward in future filings.

Cash Flow from Investing Activities, page 55

5.	Please tell us and disclose the significant capital expenditure components such as those attributable to the refurbishment efforts to existing stores, new stores and investment in information technology.

Response

     The Company supplementally advises the Staff that the components of capital expenditures in each of the last three fiscal years were approximately as follows:

	Year Ended
	January 29,	January 30,	January 31,
Category	2012	2011	2010
	(Dollars in thousands)
New stores	$3,700	$1,800	$2,900
Major store remodels	1,900	2,800	1,400
Other store and equipment additions and
replacements	4,600	2,200	2,700
Information technology	1,100	2,200	300
Other	584	964	667
	$11,884	$9,964	$7,967

     The Company will include substantially similar disclosure in future Annual Reports.

Kremeworks LLC and Subsidiary, page F-4

Independent Auditor’s Report, page F-5

6.	Please revise to have your auditor include a signed audit opinion of Kremeworks LLC and Subsidiary. Refer to Rule 2-02 of Regulation S-X.

Response

     Blackman Kallick, LLP, the Kremeworks auditor, furnished its manually signed report to the Company prior to the Company’s filing of the 2012 Form 10-K. However, the Company inadvertently failed to include the signature block for the auditor’s report in the filing, and will correct its error by amendment.

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     We are appreciative of the Staff s comments believe we have fully responded to them. However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (336) 703-6934.

Sincerely,

KRISPY KREME DOUGHNUTS, INC.

By:	/s/ Douglas R. Muir
Douglas R. Muir
Chief Financial Officer